Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifth Meeting of the Fourth Session

of the Board of Directors of China Life Insurance Company Limited

The fifth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on February 25, 2013 at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated February 20, 2013. All of the Company’s eleven directors attended the Meeting. Executive Directors Yang Mingsheng, Wan Feng, Lin Dairen and Liu Yingqi, Non-executive Directors Miao Jianmin, Zhang Xiangxian and Wang Sidong, and Independent Directors Sun Changji and Tang Jianbang attended the Meeting in person; Independent Directors Bruce Moore and Anthony Francis Neoh attended the Meeting via telecommunication. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company, and Procedural Rules for the Board of Directors of the Company.

The Meeting was presided over by the Chairman Mr. Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal Regarding the Alternative Asset Management Agreement between the Company and China Life Investment Holding Company Limited

The Board of Directors approved that the Company sign the Agreement between the Company and China Life Investment Holding Company Limited (the “IHC”) Regarding the Alternative Asset Management of Insurance Funds (the “Agreement”). Pursuant to the Agreement, the Company entrusts the IHC to provide professional management services in alternative investment channels, including equity investment, real estate investment and investment in relevant financial products. The Agreement will take effect conditional upon the IHC’s filing and obtaining China Insurance Regulatory Commission (“CIRC”) certification of its capacity in equity investment and real estate investment, and will be in effect until December 31, 2013, with the option of automatic renewal for a successive one-year term if neither party objects to such renewal. Within the effective period of the Agreement, the annual cap in respect of the service fees to be paid by the Company to the IHC is RMB 150 million for 2013, and RMB 250 million for 2014.

The IHC is a wholly-owned subsidiary of China Life Insurance (Group) Company. Pursuant to listing rules applicable to the Company and the AOA of the Company, when the Board reviewed the Proposal, affiliated directors Yang Mingsheng, Wan Feng, Miao Jianmin, Zhang Xiangxian and Wang Sidong abstained from voting on this proposal. The independent directors gave their independent opinions on and consent to this connected transaction.

Commission File Number 001-31914

Voting result: 6 for, 0 against, with no abstention

2.	Passed the Proposal Regarding the Nomination of Candidates for Chairman of the Board of Supervisors, Director(s) and Deputy General Manager(s) of COFCO (China National Cereals, Oils and Foodstuffs Corporation) Futures Company Limited

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

February 25, 2013